[Esterline Technologies Corporation Letterhead]

December 14, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Esterline Technologies Corporation
Acceleration Request for Registration Statement on Form S-4, as amended
File No. 333-170032

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Esterline Technologies Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the Registration Statement becomes effective at 11:30 a.m., Eastern Time, on December 16, 2010, or at such other time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”). The Company authorizes Andrew Bor or Stephanie Hirano, counsel to the Company, to make any such request on its behalf.

The Company acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very Truly Yours,

ESTERLINE TECHNOLOGIES CORPORATION

/s/ Robert D. George
Robert D. George
Vice President and Chief Financial Officer